CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Subordinated Notes	$1,300,000,000	$120,510

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Rule 424(b)(2)

Registration No. 333-237082

PRICING SUPPLEMENT NO. 3 DATED OCTOBER 27, 2021

TO PROSPECTUS DATED MARCH 11, 2020, AS SUPPLEMENTED BY

PROSPECTUS SUPPLEMENT DATED MARCH 11, 2020, AND

SUPPLEMENTAL TO THE OFFICERS’ CERTIFICATE AND COMPANY ORDER

DATED MARCH 11, 2020

U.S. Bancorp

Medium-Term Notes, Series AA (Senior)

Medium-Term Notes, Series BB (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated March 11, 2020, as supplemented by the prospectus supplement, dated March 11, 2020, and relates to the offering and sale of $1,300,000,000 2.491% Fixed Rate Reset Subordinated Notes due November 3, 2036 (the “notes”) of U.S. Bancorp (“USB” or the “Company”).

CUSIP No.:	91159HJB7

Series:

☐ Senior
☒ Subordinated

Form of Note:

☒ Book-Entry
☐ Certificated

Principal Amount:	$1,300,000,000

Trade Date:	October 27, 2021

Settlement Date:	November 3, 2021

Maturity Date:	November 3, 2036

Interest Rate (and, if applicable, related Interest Periods):

☒ Fixed Rate Note (subject to reset on the Reset Date)
☐ ISDA Rate
☐ Reuters Page FRBCMT
☐ One-Week ☐ One-Month
☐ Commercial Paper Rate Note
☐ Federal Funds Rate Note (effective) (open) (target)
☐ CDOR Note
☐ Eleventh District Cost of Funds Rate Note
☐ EURIBOR Note
☐ SOFR Note
☐ LIBOR Note
☐ Prime Rate Note
☐ Treasury Rate Note
☐ CMT Rate Note
☐ Zero Coupon Note
☐ Other Base Rate:

Issue Price (Dollar Amount and Percentage of Principal Amount):

$1,300,000,000 / 100%

Proceeds to the Company (Before Expenses):	$1,296,100,000

Initial Interest Rate:	2.491% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period, which is the period from, and including, the Settlement Date to, but excluding, the Reset Date.

Reset Interest Rate:	Reset Reference Rate determined as of the Reset Determination Date plus the Spread per annum payable in arrears for each semi-annual Interest Period during the reset period, which is the period from, and including, the Reset Date to, but excluding, the Maturity Date.

Reset Reference Rate:	U.S. Treasury rate for a five-year maturity (the “five-year treasury rate”), determined in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Treasury Rate” in the accompanying prospectus supplement and “Supplemental Description of the Notes—Interest Rate; Reset Reference Rate” herein.

Spread:	95 basis points

Reset Date:	November 3, 2031

Subsequent Reset Date:	Not applicable.

Reset Determination Date:	The third business day preceding the Reset Date

Interest Periods:	Each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or, if the notes are redeemed earlier, the redemption date).

Interest Payment Dates:	May 3 and November 3 of each year, beginning May 3, 2022 and ending on the Maturity Date.

Regular Record Dates:	15 Calendar Days prior to each Interest Payment Date.

Index Source:

Index Maturity:

Spread Multiplier:

Maximum Interest Rate:

Minimum Interest Rate:

Agents’ Commission:	$3,900,000

Redemption Dates: November 3, 2031, and the period on or after May 3, 2036 to the Maturity Date. See “Supplemental Description of the Notes —Redemption.”

Redemption Terms: The Company may redeem the notes at its option, (a) in whole, but not in part, on November 3, 2031, or (b) in whole at any time or in part from time to time, on or after May 3, 2036 (six months prior to the Maturity Date) and prior to the Maturity Date, in each case, upon at least 10 but not more than 60 days’ prior written notice to holders of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. See “Supplemental Description of the Notes —Redemption.”

To the extent then required by applicable laws or regulations, the notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

Interest Determination Dates:

Day Count:	30/360

Business Day:	Following unadjusted business day convention.

Calculation Agent:	For purposes of calculations with respect to the Reset Reference Rate, we have entered into an agreement with U.S. Bank to act as calculation agent.

Original Issue Discount Notes:

Original Issue Discount %:

Yield to Maturity:

Original Issue Discount Notes:

☐ Subject to special provisions set forth therein with respect to the principal amount thereof payable upon any redemption or acceleration of the maturity thereof.

☐ For Federal income tax purposes only.
(for further information see pages 110-113 of the offering circular)

Prohibition of Sales to EEA and UK Retail Investors:	Applicable

Additional Terms:

The notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The notes are not secured.

Investing in the notes involves risks. Potential purchasers of the notes should consider the information set forth in the “Supplemental Risk Factors” section beginning on page PS-3 of this pricing supplement, the “Risk Factors” section beginning on page S-3 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual and quarterly reports filed with the Securities and Exchange Commission, which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the accompanying prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)	Total
Price to Public	100.000%	$1,300,000,000
Agents’ Commission or Discount	0.300%	$3,900,000
Net Proceeds (Before Expenses) to Us	99.700%	$1,296,100,000

(1)	Plus accrued interest, if any, from November 3, 2021, if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about November 3, 2021.

Joint Book-Running Managers

U.S. Bancorp Investments, Inc.	Barclays Capital Inc.	Goldman Sachs & Co. LLC

Co-Managers

CastleOak Securities, L.P.	Drexel Hamilton, LLC

SUPPLEMENTAL RISK FACTORS

Your investment in the notes is subject to risks, including those discussed below with respect to the reset reference rate, in the section entitled “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement and the risks and other information concerning our business described the reports and documents we file with the SEC.

The interest rate on the notes will reset on the reset date and any interest payable after the reset date may be less than the initial interest rate, and the reset interest rate may be lower than the interest rate for prior interest periods.

The reset interest rate on the notes will equal the five-year treasury rate on the reset determination date plus a spread of 0.95% per annum. Therefore, the reset interest rate on or after the reset date could be more or less than the fixed rate for the initial interest period. We have no control over the factors that may affect five-year treasury rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that may impact five-year treasury rates.

Historical U.S. Treasury rates are not an indication of future U.S. Treasury rates.

In the past, U.S. Treasury rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of U.S. Treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury rates is not an indication that U.S. Treasury rates are more or less likely to increase or decrease at any time on or after the reset date and you should not take the historical U.S. Treasury rates as an indication of future U.S. Treasury rates.

The reset reference rate on the notes will be calculated using an alternative method or a replacement rate selected by us or our designee if the five-year treasury rate cannot be determined on the reset determination date, which could adversely affect the return on, value of and market for the notes.

If the five-year treasury rate cannot be determined as described under “Supplemental Description of the Notes—Interest Rate; Reset Reference Rate,” an alternative method or a replacement rate may be used to determine the reset reference rate, which method or replacement rate we (or our designee, which may be an affiliate of ours) have determined, in our (or such designee’s) sole discretion after consulting with any source we (or such designee) deem to be reasonable, to be the industry-accepted substitute or successor rate. If an alternative method or replacement rate is used, we or our designee (which may be an affiliate of ours), after consulting with us, may also adopt and make changes to various terms of the notes related to the determination of the interest rate and any other relevant methodology or definitions used to determine the interest rate as described under “Supplemental Description of the Notes—Interest Rate; Reset Reference Rate.”

Our interests (or the interests of such designee, which may be an affiliate of ours) in making the determinations described above may be adverse to your interests as a holder of the notes. The selection of an alternative method or a replacement rate and any decisions made by us (or our designee) in connection with implementing such replacement rate could result in adverse consequences to the applicable interest rate and interest payment on the notes, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any replacement rate will be similar to the five-year treasury rate or that any replacement rate will produce the economic equivalent of the five-year treasury rate. If we or our designee (which may be an affiliate of ours), after consulting with us, are unable to determine a replacement rate in accordance with the foregoing, then the reset reference rate for the reset determination date will be the same rate determined for the prior interest period or, 2.491%. Such rate could remain in effect for so long as the notes remain outstanding.

Any of the foregoing could adversely affect the return on, value of and market for the notes.

Investors should not expect us to redeem the notes on the date the notes becomes redeemable or on any particular date after the notes become redeemable.

The notes have no mandatory redemption date and are not redeemable at the option of investors. By their terms, the notes may be redeemed by us at our option either in whole, but not in part, on November 3, 2031 or in whole or in part at any time on or after May 3, 2036, as described below under “Supplemental Description of the Notes — Redemption.” Any decision we may make at any time to propose a redemption of the notes will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders’ equity and general market conditions at that time.

SUPPLEMENTAL FORWARD-LOOKING STATEMENTS

This pricing supplement contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date made. These forward-looking statements cover, among other things, our anticipated future revenue and expenses and our future plans and prospects. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. The COVID-19 pandemic is adversely affecting us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions or turbulence in domestic or global financial markets could adversely affect our revenues and the values of our assets and liabilities, reduce the availability of funding to certain financial institutions, lead to a tightening of credit, and increase stock price volatility. In addition, changes to statutes, regulations, or regulatory policies or practices could affect us in substantial and unpredictable ways. Our results could also be adversely affected by changes in interest rates; further increases in unemployment rates; deterioration in the credit quality of our loan portfolios or in the value of the collateral securing those loans; deterioration in the value of our investment securities; legal and regulatory developments; litigation; increased competition from both banks and non-banks; civil unrest; changes in customer behavior and preferences; breaches in data security, including as a result of work-from-home arrangements; failures to safeguard personal information; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputation risk. In addition, our proposed acquisition of Union Bank presents risks and uncertainties, including, among others: the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed acquisition may not be realized or may take longer than anticipated to be realized; the possibility that the proposed acquisition, including the integration of Union Bank, may be more costly or difficult to complete than anticipated; delays in closing the proposed acquisition; and the failure of required governmental approvals to be obtained or any other closing conditions in the definitive purchase agreement to be satisfied.

For discussion of these and other risks that may cause actual results to differ from expectations, refer to our Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”), on file with the SEC, including the sections entitled “Risk Factors” and “Corporate Risk Profile” contained in Exhibit 13 to our Annual Report, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, on file with the SEC, including the sections entitled “Risk Factors” and “Corporate Risk Profile,” and all subsequent filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. In addition, factors other than these risks also could adversely affect our results, and you should not consider these risks to be a complete set of all potential risks or uncertainties. Forward-looking statements speak only as of the date they are made, and, except as required by law, we undertake no obligation to update them in light of new information or future events.

SUPPLEMENTAL USE OF PROCEEDS

The net proceeds, after deducting agents’ commissions but before our estimated offering expenses, from the offering of the notes are expected to be $1,296,100,000. We intend to use the net proceeds to fund a portion of the cash portion of the purchase price of the Acquisition (as described below), including our related expenses, and for general corporate purposes. Pending such uses, we may temporarily invest the net proceeds or use them to reduce short-term indebtedness.

On September 21, 2021, we entered into a share purchase agreement (the “Purchase Agreement”) with Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and MUFG Americas Holdings Corporation, a wholly owned subsidiary of MUFG (“Seller” and together with MUFG, “Sellers”), to purchase (the “Acquisition”) all the issued and outstanding shares of common stock of MUFG Union Bank, N.A., a national banking association (“Union Bank”). We are not acquiring Union Bank’s Global Corporate & Investment Bank business, certain middle and back office functions, and certain other assets and liabilities. After the closing of the Acquisition, we will merge Union Bank with and into U.S. Bank National Association, our wholly owned subsidiary (“U.S. Bank”), with U.S. Bank continuing as the surviving entity. The completion of the Acquisition is subject to certain customary conditions, including, among others, receipt of required governmental approvals and/or the expiration of certain waiting periods. The Acquisition is expected to close in the first half of 2022. Further information relating to the Acquisition is contained in our Current Report on Form 8-K dated September 21, 2021, which is incorporated herein by reference.

Upon the closing of the Acquisition, MUFG will hold a minority stake of approximately 2.9% in U.S. Bancorp. With the acquisition, U.S. Bank is expected to gain more than 1 million consumer customers and about 190,000 small business customers on the West Coast in addition to approximately $58 billion in loans and $90 billion in deposits based on Union Bank’s June 30, 2021 balance sheet.

The total purchase price for the Acquisition is approximately $8.0 billion, consisting of $5.5 billion in cash, subject to certain customary adjustments, and approximately 44 million shares of our common stock. We anticipate the cash portion of the Acquisition purchase price and our related expenses will be funded with a portion of the net proceeds from the sale of the notes, available balance sheet cash and the net proceeds of one or more additional financings, including our recent offering of depositary shares representing interests in Series N Preferred Stock. The precise sources of the cash portion of the Acquisition purchase price will depend on, among other considerations, the level of balance sheet cash on the date of the closing of the Acquisition and the availability and cost of other capital. This offering is not conditioned upon consummation of the Acquisition. There is no assurance that the Acquisition will be consummated on the terms contemplated or by the time currently contemplated, or at all. To the extent the Acquisition is not consummated, we anticipate we will use the net proceeds of this offering that otherwise would have been used for the Acquisition for general corporate purposes. See “Supplemental Forward-Looking Statements.”

SUPPLEMENTAL DESCRIPTION OF THE NOTES

General

The terms and conditions of the notes will consist of the applicable terms and conditions set forth in the “Description of Notes” section in the Prospectus Supplement dated March 11, 2020, as such terms and conditions are supplemented, amended and/or superseded by the terms and conditions of the notes set forth in this section “Supplemental Description of the Notes,” together with the terms and conditions of the notes set forth above under “Key Terms of the Notes.” To the extent of inconsistencies or conflicts between the terms and conditions of the notes set forth in this pricing supplement and the terms and conditions set forth in the “Description of Notes” section in the prospectus supplement that otherwise would be applicable to the notes, such terms and conditions set forth in this pricing supplement shall govern and control.

Interest Rate; Reset Reference Rate

Interest will be payable semi-annually in arrears on May 3 and November 3 of each year (each, an “interest payment date”), commencing on May 3, 2022. The notes will bear interest (i) from, and including, the settlement date to, but excluding, November 3, 2031 (the “reset date” and such period, the “fixed rate period”), at a rate per annum of 2.491% (the “initial interest rate”); and (ii) from and including the reset date, to, but excluding, the maturity date (the “reset period”) at a rate per annum equal to the five-year treasury rate (as defined below) on the reset determination date (as defined below), plus a spread of 0.95% (the “reset interest rate”).

As used in this pricing supplement:

“interest period” means each semi-annual period from, and including, an interest payment date (or, in the case of the first interest period, the settlement date) to, but excluding, the next interest payment date (or, in the case of the final interest period, the maturity date or, if the notes are redeemed earlier, the redemption date).

“five-year treasury rate” will be determined by the calculation agent on the reset determination date as the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days preceding the reset determination date appearing (or, if fewer than five business days so appear, for such number of business days appearing) under the caption “Treasury Constant Maturities” in the most recently published H.15. Notwithstanding the foregoing, if we or our designee (which may be an affiliate of ours), after consulting with us, determines on the reset determination date that the then-current reference rate (which as of the settlement date of the notes is the five-year treasury rate) cannot be determined in the manner applicable for such reference rate (a “rate substitution event”), we or such designee, after consulting with us, may determine whether there is an industry-accepted successor rate to the then-applicable reference rate (such successor rate, the “replacement rate”). If we or such designee, after consulting with us, determines there is such a replacement rate, then the replacement rate will replace the then-current reference rate for all purposes relating to the notes (including the interest rate) on such reset dividend determination date and thereafter. In addition, if a replacement rate is selected, we or our designee (which may be an affiliate of ours), after consulting with us, may then adopt and make changes to (i) the reset date, the reset period, the reset determination date, the day count convention, the business day convention, the definition of business day and the rounding conventions to be used and (ii) any other relevant methodology or definition for determining or otherwise calculating such replacement rate, including any spread or adjustment factor needed to make such replacement rate comparable to the then-current reference rate (which as of the settlement date of the notes is the five-year treasury rate), in each case in a manner that is substantially consistent with industry-accepted practices for the use of such replacement rate (the “adjustments”). If we or our designee (which may be an affiliate of ours), after consulting with us, determines that there is no such replacement rate, then the reference rate for the reset determination date will be deemed to be the same rate determined for the prior interest period, or 2.491%.

“H.15” means the daily statistical release designated as such, or any successor publication, published by the Federal Reserve Board or any successor.

“reset reference rate” means, initially, the five-year treasury rate; provided that if a rate substitution event has occurred with respect to the five-year treasury rate or the then-current reference rate, then “reference rate” means the applicable replacement rate.

“reset determination date” means the day falling three business days prior to the reset date.

The reset interest rate applicable during the reset period will be determined by the calculation agent on the reset determination date. Promptly upon such determination, the calculation agent will notify us of the reset interest rate for the reset period. Any calculation or determination by the calculation agent with respect to the reset interest rate will be made in the calculation agent’s sole discretion and will be conclusive and binding absent manifest error.

Any determination, decision or selection that may be made by us or our designee (which may be an affiliate of ours), after consulting with us, pursuant to the provisions of the notes set forth in this prospectus supplement (including provisions relating to a rate substitution event, such as any determination with respect to tenor, rate or adjustment, or of the occurrence or non-occurrence of an event, circumstance or date, and any decision to take or refrain from taking any action or make or refrain from making any selection) will be made in our or such designee’s sole discretion, will be conclusive and binding absent manifest error and, notwithstanding anything to the contrary in this prospectus supplement or the accompanying prospectus, shall become effective without consent from the holders of the notes or any other party.

Interest will be payable on each interest payment date to holders of record of the notes as they appear on our books on the applicable record date, which shall be fifteen calendar days, whether or not a business day, immediately preceding each interest payment date. However, the initial interest payment on a note issued between a regular record date and the interest payment date immediately following the regular record date will be made on the second interest payment date following the settlement date to the holder of record on the regular record date preceding the second interest payment date. Unless we specify otherwise in the applicable supplement, the principal and interest payable at maturity, or earlier redemption, will be paid to the holder of the note at the time of payment by the paying agent.

If any scheduled interest payment date, redemption payment date or the maturity date is not a business day, we will pay interest, principal and/or any amount payable upon redemption or repayment of the notes, as the case may be, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date, maturity date or date of redemption or repayment. If the notes are redeemed, unless we default on payment of the redemption price, interest will cease to accrue on the redemption date on the notes called for redemption.

Redemption

The notes are not subject to any mandatory redemption, sinking fund or other similar provision. The notes are not redeemable prior to maturity, other than as described below.

We may, at our option, redeem the notes (a) in whole, but not in part, on November 3, 2031, or (b) in whole at any time or in part from time to time, on or after May 3, 2036 (six months prior to the maturity date) and prior to the maturity date, in each case, upon at least 10 but not more than 60 days’ prior written notice to holders of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption, unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with our paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

Any redemption or notice may, at our discretion, be subject to one or more conditions precedent and, at our discretion, the redemption date may be delayed until such time as any or all such conditions precedent included at our discretion shall be satisfied (or waived by us) or the redemption date may not occur and such notice may be rescinded if all such conditions precedent included at our discretion shall not have been satisfied (or waived by us).

To the extent then required by applicable laws or regulations, the notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

SUPPLEMENTAL PLAN OF DISTRIBUTION

U.S. Bancorp Investments, Inc. Barclays Capital Inc. and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of a distribution agreement (the “distribution agreement”), between us and the agents named below, incorporating the terms of a distribution agreement, dated as of March 11, 2020, between us and the agents named in the accompanying prospectus supplement, we have agreed to sell to the agents, and each of the agents has agreed, severally and not jointly, to purchase, as principal, the principal amount of Notes set forth opposite its name below.

Agent	Principal Amount
U.S. Bancorp Investments, Inc.	$429,000,000
Barclays Capital Inc.	$429,000,000
Goldman Sachs & Co. LLC	$429,000,000
CastleOak Securities, L.P.	$6,500,000
Drexel Hamilton, LLC	$6,500,000

Total	$1,300,000,000

Delivery Instructions: DTC # 0280

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the fifth business day following the date the notes are priced (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

/s/ Luke R. Wippler	(authorized officer)

/s/ Lynn D. Flagstad	(authorized officer)

LEGAL MATTERS

In the opinion of Mayer Brown LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and delivered by the Company and authenticated by the trustee in accordance with the indenture and when payment therefor is received by the Company, the notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel dated March 11, 2020, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2020.